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January 28, 2009

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Dominic Minore

Re:	Security Equity Fund (File Nos. 002-19458 and 811-01136)
Security Large Cap Value Fund (File Nos. 002-12187 and 811-00487)
Security Mid Cap Growth Fund (File Nos. 002-32791 and 811-01316)
(collectively, the "Funds")[1]

Dear Mr. Minore:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission ("SEC") staff on the most recent Post-Effective Amendment to the registration statements of the Funds filed pursuant to Rule 485(a)(2) under Securities Act of 1933 ("1933 Act") on November 3, 2008. The SEC staff's comments were conveyed orally by you via a telephonic conference with Julien Bourgeois and Stephen Cohen of Dechert LLP on January 12, 2008. A summary of the SEC staff's comments, followed by the responses of the Funds, is set forth below:

General Comment:

  Comment: Please include standard Tandy representation language.

  Response: The Funds make the following representations:

    the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

    SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

    the Funds may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

  The series of Security Equity Fund, Security Large Cap Value Fund and Security Mid Cap Growth Fund also may be referred to individually as a "Fund" and collectively as the "Funds."

Securities and Exchange Commission
January 28, 2009
Page two

Comments on the Prospectuses:2

  Comment: On page 3 of the Prospectuses, the third sentence in the paragraph under the heading "Fund Information" states "[a] Fund will provide written notice to shareholders prior to, or concurrently with, any such change [to the Fund's investment objectives and strategies]." The SEC staff notes that several Funds have names and corresponding 80% investment strategies subject to Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act"). Please revise the disclosure to note that the Funds have a policy to provide its shareholders with at least 60 days' prior written notice of any change to a Funds' 80% policy pursuant to Rule 35d-1 under the 1940 Act.

  Response: The Funds are not aware of the existence of any requirement to provide this disclosure in the Prospectuses, either in Rule 35d-1 under the 1940 Act, Form N-1A, SEC releases on Rule 35d-1 or the SEC staff questions and answers on Rule 35d-1. Nevertheless, the Funds have revised the Prospectus and the Funds' Statement of Additional Information ("SAI") as follows.

  Under the heading "Fund Information" on page 3 of the Prospectus, the third sentence is revised as follows (changes are underlined):

  A Fund will provide written notice to shareholders prior to, or concurrently with, any such change as required by applicable law.

  The Funds' SAI is revised so that the third sentence of the first paragraph under the heading "Investment Restrictions" on page 22 reads (changes are underlined):

  Other restrictions in the form of operating policies are subject to change by the Fund's Board of Directors without shareholder approval; however, should any Fund with names subject to Rule 35d-1 under the Investment Company Act of 1940, as amended ("1940 Act"), change its policy of investing at least 80% of its assets in the type of investment suggested by that Fund's name, the Fund will provide shareholders at least 60 days' notice prior to making the change, or such other period as is required by applicable law, as interpreted or modified by a regulatory authority having jurisdiction from time to time.

  The prospectus for Security Large Cap Value Fund, Security Equity Fund®, Security All Cap Growth Fund, Security All Cap Value Fund, Security Alpha Opportunity Fund®, Security Global Fund, Security Mid Cap Value Fund, Security Small Cap Growth Fund, Security Small Cap Value Fund, Security Select 25 Fund and Security Mid Cap Growth Fund may be referred to as the "Retail Fund Prospectus." The prospectus for Security Large Cap Value Institutional Fund, Security All Cap Growth Institutional Fund, Security All Cap Value Institutional Fund, Security Alpha Opportunity Institutional Fund, Security Global Institutional Fund, Security Mid Cap Value Institutional Fund and Security Small Cap Value Institutional Fund may be referred to as the "Institutional Fund Prospectus." Together, the Retail Fund Prospectus and the Institutional Fund Prospectus may be referred to as the "Prospectuses."

Securities and Exchange Commission
January 28, 2009
Page three

  Comment: On page 9 of the Retail Fund Prospectus and page 6 of the Institutional Fund Prospectus for Security All Cap Growth Fund and Security All Cap Growth Institutional Fund, respectively, under the section titled "Principal Investment Strategies" consider clarifying the language "similar to those of companies in the Russell 3000 Growth Index" in the second sentence of the first paragraph.

  Response: The Funds have clarified the referenced language to read "usually within the range of companies in the Russell 3000 Growth Index."

  Comment: On page 9 of the Retail Fund Prospectus and page 6 of the Institutional Fund Prospectus for Security All Cap Growth Fund and Security All Cap Growth Institutional Fund, respectively, under the section entitled "Principal Investment Strategies," consider noting, in the first paragraph, that investments of the Fund may include micro-capitalization companies.

  Response: Each Fund has revised the language so that the second sentence of the first paragraph incorporates Comments 3 and 4 as follows:

  The Fund will invest in common stocks of companies that, when purchased, have market capitalizations within the range of companies in the Russell 3000 Growth Index, which includes companies with micro- to large- capitalizations

  In addition, the following disclosure has been added at the end of the paragraph titled "Smaller Companies Risk" on page 43 of the Retail Fund Prospectus and page 29 of the Institutional Fund Prospectus under the section titled "Descriptions of Principal Risks:"

  These risks are likely to be greater for micro-cap companies.

  Comment: On page 9 of the Retail Fund Prospectus and page 6 of the Institutional Fund Prospectus for Security All Cap Growth Fund and Security All Cap Growth Institutional Fund, respectively, under the section entitled "Principal Investment Strategies," the second sentence in the second paragraph states that the Funds may invest in securities issued by foreign companies without limit. Please clarify whether this includes emerging market issuers.

  Response: The Funds believe the current disclosure reflects the Funds' principal investment strategy because the Funds do not intend to principally invest in securities issued by companies based in emerging markets. Thus, no change has been made in response to this comment.

Securities and Exchange Commission
January 28, 2009
Page four

  Comment: On page 9 of the Retail Fund Prospectus and page 6 of the Institutional Fund Prospectus for Security All Cap Growth Fund and Security All Cap Growth Institutional Fund, respectively, under the section entitled "Principal Investment Strategies," the first sentence in the third paragraph states that the Funds may invest in a variety of investment vehicles, including those that seek to track an index. Please clarify this disclosure in accordance with the plain English requirements of Rule 421 under the 1933 Act and the plain English examples in the SEC's Office of Investor Education and Assistance handbook.

  Response: The disclosure has been revised to read:

  At times, the Fund may invest in a variety of investment vehicles, including those that seek to track the composition and performance of a specific index, such as exchange traded funds ("ETFs") and other mutual funds.

  Comment: On page 9 of the Retail Fund Prospectus and page 6 of the Institutional Fund Prospectus for Security All Cap Growth Fund and Security All Cap Growth Institutional Fund, respectively, under the section titled "Principal Investment Strategies," the first sentence in the fourth paragraph states that Security Investors, LLC (the "Investment Manager") bases its investment strategy, in part, on several "fixed income factors." Please clarify what these factors are.

  Response: The disclosure has been revised to read:

  The Investment Manager uses a combination of a qualitative approach in reviewing growth trends that is based upon several fixed income factors, such as bond spreads and interest rates, along with a quantitative fundamental bottom-up approach in selecting growth stocks.

  Comment: On page 9 of the Retail Fund Prospectus and page 6 of the Institutional Fund Prospectus for Security All Cap Growth Fund and Security All Cap Growth Institutional Fund, respectively, under the section titled "Principal Investment Strategies," the second sentence in the fourth paragraph states that the Investment Manager may invest in a limited number of securities, industries, or industry sectors. Consider identifying these industries and including corresponding risk disclosure.

  Response: The "Investment Restrictions" section on page 22 of the Funds' SAI states that it is a fundamental policy of the Funds "[n]ot to invest in an amount equal to 25% or more of the Fund's total assets in a particular industry (other than securities of the U.S. government, its agencies or instrumentalities)." The Funds intend to comply with the restriction. In addition, the Funds do not currently intend to invest "principally" in any specific industries and the Funds are aware of their disclosure obligations in case there are any changes to the principal investment strategies in the future. No change has been made in response to this comment.

Securities and Exchange Commission
January 28, 2009
Page five

  Comment: Under the section titled "Principal Investment Strategies" on page 9 of the Retail Fund Prospectus and page 6 of the Institutional Fund Prospectus for Security All Cap Growth Fund and Security All Cap Growth Institutional Fund, respectively, the first sentence in the sixth paragraph states that the Funds may also invest a portion of its assets in options and futures contracts. Please clarify whether there is a limitation on the Funds' ability to do this, and, if there is, state this as a percentage of the Funds' assets.

  Response: The Funds are not aware of any requirement to disclose in the prospectus limits on the amount that a Fund can invest in options and futures contracts. However, the Funds' investments are intended to comply with limits that may arise under applicable law. No change has been made in response to this comment.

  Comment: If Security All Cap Growth Fund's and Security All Cap Growth Institutional Fund's investment strategies are to invest in securities issued by companies based in emerging markets (see Comment 5, above), consider adding the appropriate "Emerging Countries" risk disclosure after the "Foreign Securities Risk" paragraph in the "Principal Risks" section on page 10 of the Retail Fund Prospectus and page 7 of the Institutional Fund Prospectus for Security All Cap Growth Fund and Security All Cap Growth Institutional Fund, respectively.

  Response: Please see the response to Comment 5 above.

  Comment: Please clarify whether Security All Cap Value Fund and Security All Cap Value Institutional Fund will use derivative instruments for speculative purposes in the "Equity Derivatives Risk" paragraph of the "Principal Risks" section on page 13 of the Retail Fund Prospectus and page 10 of the Institutional Fund Prospectus, respectively.

  Response: The Funds believe that the purpose for using derivatives is adequately described in Security All Cap Value Fund's and Security All Cap Value Institutional Fund's "Principal Investment Strategies." In addition, the Funds believe that the Prospectuses disclose (1) the types of derivative-based transactions in which a Fund may engage, (2) the characteristics of such transactions or instruments, and (3) the risks of derivative instruments and derivative-based transactions consistent with the guidance provided on this topic in a "Dear Registrant" letter by the staff of the Division of Investment Management.3 The Funds are not aware of any requirement to disclose in the prospectus limits on the amount that a Fund can invest in derivatives. However, the Funds' investments are intended to comply with limits that may arise under applicable law. No change has been made in response to this comment.

  Dear Registrant Letter, SEC No-Action Letter (Feb. 25, 1994).

Securities and Exchange Commission
January 28, 2009
Page six

  Comment: Please confirm that Security All Cap Value Fund and Security All Cap Value Institutional Fund may use leverage, as implied by the "Leverage Risk" paragraph of the section discussing the principal risks of investing in the Fund appearing on page 13 of the Retail Fund Prospectus and page 10 of the Institutional Fund Prospectus, in light of the fundamental and non-fundamental restrictions on borrowing contained in the Funds' SAI on beginning on page 22 that prohibit the Funds from borrowing money inconsistently with the 1940 Act, as interpreted or modified by a relevant authority, or borrowing money or securities except for temporary or emergency purposes.

  Response: The Funds intend to comply with their borrowing restrictions. However, the Funds note that leverage may arise through the use of derivatives. Thus, the following clarification has been added at the end of the paragraph:

  Leverage can arise through the use of derivatives.

  Comment: "Restricted Securities Risk" is mentioned as a principal risk of investing in several Funds throughout the Prospectuses, but the fact the Funds may invest in restricted securities is not disclosed in the "Principal Investment Strategies" sections of the Prospectuses for those Funds. Please add the appropriate disclosure.

  Response: The Funds have incorporated the change by adding a reference to restricted securities in the relevant "Principal Investment Strategies" sections in the Prospectuses.

  Comment: Please confirm that, if required, the line item "Acquired Fund Fees and Expenses" appears in the "Annual Fund Operating Expenses" tables for all of the Funds, as appropriate.

  Response: The Funds have provided the line item "Acquired Fund Fees and Expenses" when the disclosure is appropriate.

  Comment: In Note 2 to the "Annual Fund Operating Expenses" tables, on page 40 of the Retail Fund Prospectus and page 27 of the Institutional Fund Prospectus, which discusses the manager's contractual agreement to waive fees and/or reimburse fund expenses to specified annual percentages of average daily net assets, consider using "waive" only when there is no recoupment right (i.e., where the manager is not entitled to reimbursement of fees or expenses previously waived or reduced) and "reduce" only when there is a recoupment right.

  Response: The Funds confirm that the narrative discussion in the footnote clearly discloses the functioning of the arrangement and the existence of a recoupment right. The Funds note, however, that the Investment Manager has never recouped any fee waived in the past for any Fund. The Funds also believe that the language clearly discloses to investors the functioning of the arrangement. Thus, no change has been made in response to this comment.

Securities and Exchange Commission
January 28, 2009
Page seven

  Comment: Note 2 to the "Annual Fund Operating Expenses" tables on page 40 of the Retail Fund Prospectus and page 27 of the Institutional Fund Prospectus, states that dividends on securities sold short and interest expenses are excluded from the scope of the Investment Manager's expense/fee waiver arrangements with the Funds. As a result, such expenses should be added back the "net expenses" line in the tables. Please confirm that such expenses have been properly reflected in the tables and, as needed, adjust the examples information.

  Response: The Funds confirm the aforementioned statement.

  Comment: Please confirm that recoupments, if any, would be automatic and would not be used as a means of enhancing a Fund's performance.

  Response: To date, the Investment Manager has not recouped expenses from the Funds and any such recoupments would not be used as a means of enhancing a Fund's performance.

  Comment: If the a Fund will invest in ETFs as an investment strategy, please specifically include a reference to these instruments in the "Investment in Investment Vehicles" paragraph in the "Descriptions of Principal Risks" section beginning on page 44 of the Retail Funds Prospectus and page 30 of the Institutional Funds Prospectus.

  Response: The Funds have modified the disclosure to expressly reference ETFs, as follows (changes underlined):

  Investments in investment companies or other investment vehicles may include index-based unit investment trusts such as Standard & Poor's Depositary Receipts ("SPDRs") and similar securities of other investment companies or other investment vehicles, including exchange traded funds ("ETFs").

Comments on the SAI:

  Comment: In the section on "Investment Methods and Principal Risk Factors" on page 21 of the SAI, the disclosure under the sub-section "Lending of Portfolio Securities" states that the Funds may make secured loans of Fund securities in return for collateral consisting of cash, U.S. government securities, letters of credit, "or such other collateral as may be permitted under its investment program." Please clarify that this other collateral must be highly liquid in accordance with previous no-action guidance, and that this practice must also be otherwise consistent with the fundamental and non-fundamental investment restrictions of the Funds.4

  Response: The Funds have modified the disclosure to read as follows (changes are underlined):

  The collateral received will consist of cash, U.S. government securities, letters of credit or such other liquid collateral as may be permitted under its investment program.

  State Street Bank & Trust Company, SEC No-Action Letter (Dec. 27, 1971).

Securities and Exchange Commission
January 28, 2009
Page eight

  Comment: On page 24 of the SAI, in the last paragraph within the "Investment Restrictions" section, please clarify that the Funds will not mortgage, pledge or hypothecate more than 33 1/3% of the assets of a given Fund.

  Response: The Funds believe that the disclosure is appropriate and provides that the Funds will only pledge assets to the extent permitted under the 1940 Act. The Funds note that the disclosure was added to address a previous comment made by SEC staff in a similar context. Thus, no change has been made in response to this comment.

Comments on Part C and Exhibits:

  Comment: In the upcoming 485(b) filing, please reference in the Part C and attach as exhibits the necessary exhibits including, but not limited to, a new legality of shares opinion relating to Security All Cap Growth Fund, investment management agreement relating to Security All Cap Growth Fund, Rule 12b-1 distribution agreement relating to Security All Cap Growth Fund, expense limitation and fee waiver agreements relating to Security All Cap Growth Fund, and auditor's consent relating to Security All Cap Growth Fund.

  Response: The required exhibits will be included in the filing.

*   *   *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

CHRIS SWICKARD

Chris Swickard
Assistant Secretary
Security Investors, LLC